UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

10-12 avenue Pasteur

L-2310 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Westend S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,391,510 (See Item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,391,510 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,391,510 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.86% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,391,510 (See Item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,391,510 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,391,510 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.86% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,391,510 (See Item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,391,510 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,391,510 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.86% (See Item 5)
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 948626106

(1)	NAMES OF REPORTING PERSONS. Artal International Management S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 29,391,510 (See Item 5)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 29,391,510 (See Item 5)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,391,510 (See Item 5)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.86% (See Item 5)
(14)	TYPE OF REPORTING PERSON OO

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne and Artal International Management S.A. (“Artal International Management”) (collectively, the “Reporting Persons”) hereby amend, as set forth below, their Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012, Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on April 11, 2012, and Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2013 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company” or “WWI”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2.	Identity and Background.

The response to Item 2 of the Statement is hereby amended and restated by the following:

This statement is being filed by Artal International Management, Westend, the Stichting and Mr. Pascal Minne (together, the “Reporting Persons”). Artal Luxembourg S.A. is the record owner of all existing WWI shares beneficially owned by the Reporting Persons. The address of the principal place of business of Artal Luxembourg S.A., Artal International S.C.A., Artal Group S.A. and Westend is 10-12, Avenue Pasteur, L-2310 Luxembourg, Luxembourg. Artal Luxembourg S.A. is organized under the laws of Luxembourg and its principal business is investing in shares of group subsidiaries and investments. In this context, Artal Luxembourg holds the investment in Weight Watchers International, Inc. Artal International S.C.A. is organized under the laws of Luxembourg as a limited partnership managed by Artal International Management S.A. and its principal business is also holding of equity investments, including Artal Luxembourg S.A. The principal place of business of Artal International Management is the same as for Artal International S.C.A. Artal International S.C.A. and Artal International Management S.A. are wholly owned subsidiaries of Artal Group S.A. Artal Group S.A. is organized under the laws of Luxembourg and its principal business is its ownership of Artal International S.C.A. and its subsidiaries. Westend is organized under the laws of Luxembourg and its principal business is its ownership of Artal Group S.A. and its subsidiaries. The Stichting is organized under the laws of The Netherlands and its principal business is its ownership of Westend and its subsidiaries. The address of the principal place of business of the Stichting is De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands. Mr. Minne is the sole member of the Board of the Stichting. Mr. Minne is a citizen of Belgium, his present principal occupation is as partner at Petercam, a financial services company, and his business address is Place Ste. Gudule, 19, 1000 Bruxelles, Belgium.

The directors of Artal Luxembourg S.A. are Mrs. Anne Goffard (Managing Director), Mr. Bernard Darimont (Managing Director), Mrs. Audrey Le Pit and Mrs Françoise De Wael. Mrs. Goffard is a citizen of Belgium and her present principal occupation is as employee of Artal International S.C.A. Mrs. Le Pit is a citizen of France and her present principal occupation is as employee of Artal International S.C.A. Mrs. Goffard and Mrs. Le Pit also act as managing director or director of other group companies (see below). Mrs. De Wael is a citizen of Belgium and her present principal occupation is as employee and managing director of Artal Services N.V. Mr. Darimont is a citizen of Belgium. His present principal occupation is as employee and managing director of Artal Services N.V. He also acts as managing director or director of other group companies (see below) and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium.

The directors of Artal International Management S.A. are Mrs. Goffard (Managing Director), Mr. Darimont (Managing Director), Mr. Paul Köhler (Managing Director), Mrs. Le Pit, Mrs. De Wael and Mr. Christian Tedeschi. Mr. Köhler is a citizen of The Netherlands, and his present principal occupation is as managing director of Artal International Management S.A. Mr. Tedeschi is a citizen of Switzerland and his present principal occupation is as employee and manager of Artal International S.C.A., Luxembourg, Succursale de Genève. His business address is Rue de la Croix-d’Or, 19 A, 1211 Geneva, Switzerland. The information for the other directors is provided above.

        The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Raymond Debbane (Managing Director), Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Minne. Mr. Wittouck is a citizen of Belgium and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Pierre Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A. and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane is a citizen of Panama and his present principal occupation is president of The Invus Group, LLC and chief executive officer of Artal Group S.A. Mr. Debbane is also the Chairman of the board of directors of Weight Watchers International, Inc. and his business address is 750 Lexington Avenue, New York, New York 10022. Mr. Jolly is a citizen of Belgium and his principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC and his business address is 73, Arch Street, Greenwich, Connecticut 06803. The information for Mr. Minne is provided above.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Statement is hereby amended and supplemented by the following:

Artal Luxembourg S.A. obtained the funds to purchase the shares of Common Stock from proceeds generated by the sale of investments directly or indirectly held by it.

Item 4.	Purpose of the Transaction

The response to Item 4 of the Statement is hereby amended and supplemented by the following:

Artal Luxembourg S.A. has initiated a stock purchase program to make open market purchases of an additional one to two percent of the outstanding shares of the Common Stock in order to maintain its majority ownership taking into account anticipated dilution resulting from grants made under the Company’s incentive plans. The purchases of the shares of Common Stock pursuant to the stock purchase program are intended to satisfy the conditions set forth in rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 10 to Schedule 13D is incorporated herein by reference.

As of August 14, 2014, Artal Luxembourg S.A. is the record owner of 29,391,510 shares of Common Stock, or approximately 51.86%, of the Common Stock outstanding (based on 56,674,154 shares of Common Stock issued and outstanding on July 31, 2014). Artal Luxembourg S.A. is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management S.A., which is a subsidiary of Artal Group S.A. (together with Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management S.A., the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Exchange Act, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A.

(c) Except as set forth below, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days.

Date	Number of Shares of Common Stock Acquired	Weighted Average Share Price
August 4, 2014	48,549	$21.1263
August 5, 2014	90,508	$21.5182
August 6, 2014	118,784	$21.8258
August 7, 2014	98,474	$22.0522
August 8, 2014	29,417	$22.4643
August 8, 2014	68,751	$22.9924
August 11, 2014	61,318	$23.4926
August 12, 2014	46,050	$23.2136
August 13, 2014	47,594	$22.7366
August 14, 2014	32,976	$23.1863

All of the above transactions were effected on the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 10 to Schedule 13D, which is herein incorporated by reference, and by the following:

        On June 30, 2014, Artal International S.C.A., Artal Luxembourg S.A. and their respective Swiss branches (collectively, the “Borrowers”) entered into a revolving credit promissory note (the “Promissory Note”) and related collateral agreement (the “Collateral Agreement”, and together with the Promissory Note, the “Loan Documents”) with J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”) as lender providing for loans of up to an aggregate principal amount of $75,000,000. The obligations of the Borrowers are guaranteed by Artal Group S.A. Pursuant to the terms of the Loan Documents, and as security for payment of the Borrowers’ obligations under the Promissory Note, the Borrowers have agreed to pledge and grant a security interest in certain collateral, which includes 5,075,000 shares (the “Pledged Shares”) of Common Stock beneficially owned by the Reporting Persons, in favor of J.P. Morgan. Upon the occurrence of certain customary events of default contained in the Loan Documents, J.P. Morgan may exercise its right to foreclose on, and dispose of, the Pledged Shares in accordance with the Collateral Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 8	Joint Filing Agreement, dated as of August 15, 2014, by and among Westend S.A., Stichting Administratiekantoor Westend, Mr. Pascal Minne and Artal International Management S.A.

Exhibit 9	Collateral Agreement, dated as of June 30, 2014, by and among Artal International S.C.A., its Swiss branch, Artal Luxembourg S.A., its Swiss Branch, and J.P. Morgan Chase Bank, N.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

Dated:	August 15, 2014